SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                        S C H E D U L E   13D

              Under the Securities Exchange Act of 1934
                         (Amendment No.   )*

                        CARDIAC SCIENCE, INC.
                          (Name of Issuer)

                   COMMON STOCK, $0.001 PAR VALUE
                   (Title of Class of Securities)

                             141410100
                           (CUSIP Number)

                           BWM Investments
                          14 Parkwood Lane
                      Dix Hills, New York 11746
                      Telephone (516) 499-2422

           (Name, Address and Telephone Number of Persons
          Authorized to Receive Notices and Communications)

                         September 19, 1994
        (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following space     .

Check the following space if a fee is being paid with the statement X . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                  (Continued on following page(s))

CUSIP
No.   141410100                                      13D
    1
   Name of Reporting Person:                                               BWM Investments

S.S. or I.R.S. Identification No. of Above Person:

 2Check the Appropriate Box if a Member of a Group*                                           (a)        x

                                                                                                   (b)
 3SEC Use Only

 4Source of Funds*          OO

 5Check Box if Disclosure of Legal Proceedings is Required

 6Citizenship or Place of Organization                                                      New York

         Number of
       Shares
    Beneficially
      Owned By
        Each
      Reporting
       Person
        WithC

7   Sole Voting Power
3,000,000 shares                                                                                  7.4%
8Shared Voting Power
0 shares                                                                                            0%
9Sole Dispositive
 Power
3,000,000 shares                                                                                  7.4%
10Shared Dispositive
 Power
0 shares                                                                                            0%

11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                  3,000,000 shares

12Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

13Percent of Class Represented by Amount in Row (11)
                                                                                                  7.4%

14Type of Reporting Person*
                                            PN

                                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   141410100                                       13D
S> 1<C

Name of Reporting Person:                                              Breslow & Walker

S.S. or I.R.S. Identification No. of Above Person

 2Check the Appropriate Box if a Member of a Group*
              x(a)

                                                                                                   (b)
 3SEC Use Only

 4Source of Funds*          OO

 5Check Box if Disclosure of Legal Proceedings is Required

 6Citizenship or Place of Organization                                                      New York

         Number of
       Shares
    Beneficially
      Owned By
        Each
      Reporting
       Person
        WithC

7   Sole Voting Power
25,000 shares                                                                                     0.1%
8Shared Voting Power
0 shares                                                                                            0%
9Sole Dispositive
 Power
25,000 shares                                                                                     0.1%
10Shared Dispositive
 Power
0 shares                                                                                            0%

11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                    25,000 shares

12Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

13Percent of Class Represented by Amount in Row (11)
                                                                                                  0.1%

14Type of Reporting Person*
                                            PN

                                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Schedule 13D relates to the reporting persons ownership of common stock, $0.001 par value per share
(the "Common Stock"), of Cardiac Science, Inc. (the
"Issuer").


ITEM 1.          Security and Issuer

                 (a)      Common Stock, $0.001 par value per
share (CUSIP No. 141410100).

                 (b)      Cardiac Science, Inc.
                          8 Hammond Drive
                          Suite 111
                          Irvine, CA 92718


ITEM 2.          Identity and Background

         1.      (a)      BWM Investments, a partnership
organized under the laws of the State of New York
("BWM").

                 (b)      Address:
                                  14 Parkwood Lane
                                  Dix Hills, New York  11746

                 (c)      Principal Business:  Investments

                 (d)      Within the last five (5) years, BWM
has not been convicted in any criminal proceeding.

                 (e)      Within the last five (5) years, BWM
has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

                 The partners of BWM are Howard S.
Breslow, Joel M. Walker and Gary T. Moomjian.

         2.      (a)      Breslow & Walker, a partnership
organized under the laws of the State of New York
("B&W").

                 (b)      Address:
                                  875 Third Avenue
                                  New York, New York 10022

                 (c)      Principal Business: law firm

                 (d)      Within the last five (5) years, B&W
has not been convicted in any criminal proceeding.

                 (e)      Within the last five (5) years, B&W
has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

                 The partners of B&W are Howard S.
Breslow, Joel M. Walker and Gary T. Moomjian.

         3.      (a)      Howard S. Breslow

                 (b)      Address:
                                  875 Third Avenue
                                  New York, New York 10022

                 (c)      Principal Occupation:  Attorney

                 (d)      Within the last five (5) years, Howard
S. Breslow has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

                 (e)      Within the last five (5) years, Howard
S. Breslow has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

                 (f)      Citizenship:  United States.

         4.      (a)      Joel M. Walker

                 (b)      Address:
                                  875 Third Avenue
                                  New York, New York 10022

                 (c)      Principal occupation:  Attorney

                 (d)      Within the last five (5) years, Joel M.
Walker has not been convicted in any criminal proceeding
(excluding traffic violations and similar misdemeanors, if any).

                 (e)      Within the last five (5) years, Joel M.
Walker has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

                 (f)      Citizenship:  United States.

         5.      (a)      Gary T. Moomjian

                 (b)      Address:
                                  875 Third Avenue
                                  New York, New York 10022

                 (c)      Principal Business:  Attorney

                 (d)      Within the last five years, Gary T.
Moomjian has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

                 (e)      Within the last five years, Gary T.
Moomjian has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

                 (f)      Citizenship:  United States


ITEM 3.          Source and Amounts of Funds or Other
Consideration

                 On December 14, 1992, B&W purchased
1/10 of a Unit from the Issuer in a private placement, each Unit consisting of 250,000 shares of Common Stock and 250,000 warrants to purchase Common Stock (the "1992
Warrants").  The 1992 Warrants expired in January,
1996.

                 On September 19, 1994, the Issuer
consummated a private placement of 20,000,000 shares of common stock (the "Placement"). As part of its fees for services rendered in connection with the Placement, Breslow & Walker, legal counsel to the Issuer, received a warrant to purchase 3,000,000 shares of common stock at an exercise price of $0.001 per share (the "1994
Warrant").  On September 21, 1994, B&W transferred the
1994 Warrant to BWM.

                 On April 12, 1996, Howard S. Breslow (on behalf of himself, Joel M. Walker, and Gary T. Moomjian) exercised an option (the "Option") to purchase 10,000 shares of Common Stock for an aggregate purchase price of $300.

ITEM 4.          Purpose of Transaction.

                 The reporting person acquired the securities for purposes of investment. The reporting person may acquire additional shares of Common Stock, from time to time, in open market transactions or in privately negotiated transactions, or through the exercise of warrants or other derivative securities. The reporting person also may sell shares of Common Stock based on market conditions and other conditions which the reporting person may deem relevant.



ITEM 5.          Interests in Securities of the Issuer.

                 (a)  The following list sets forth the
aggregate number and percentage (based on 37,321,177 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended June 30, 1996) of outstanding shares of Common Stock owned beneficially by person named in Item 2, as of September 10, 1996:

                                                         Shares of                    Percentage of Shares
                                                      Common Stock                    of Common Stock
   Name                                               Beneficially Owned               Beneficially Owned
BWM Investments                                         3,000,000                           7.4%
Breslow & Walker                                          25,000                             .1%
Howard S. Breslow                                      3,035,0001                           7.5%
Joel M. Walker                                         3,035,0001                           7.5%
Gary T. Moomjian                                       3,035,0001                           7.5%

<F1>
1Includes the 3,000,000 shares of Common Stock issuable upon the exercise of the 1994 Warrant,
 25,000 shares of Common Stock held by B&W, and 10,000 shares of Common Stock acquired by
 Howard S. Breslow (on behalf of himself, Joel M. Walker, and Gary T. Moomjian) in April, 1996,
 pursuant to the exercise of the Option.

         (b) BWM has sole power to vote and dispose of 3,000,000 shares of Common Stock issuable upon the exercise of Warrant, representing approximately 7.4% of the outstanding Common Stock.

                  B&W has sole power to vote and dispose of 25,000 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock

                  By virtue of being partners of BWM and
B&W, Howard S. Breslow, Joel M. Walker and Gary T.
Moomjian each may be deemed to have shared power to vote and to dispose of the 3,035,000 shares of Common
Stock issuable upon the exercise of the 1994 Warrant, representing approximately 7.5% of the outstanding
Common Stock.

         (c)      The following is a description of all
transactions in Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from July
22, 1994 through September 10, 1996, inclusive.

                                                 Purchase or              Number of Shares                Purchase or
   Name of Shareholder                            Sale Date           Purchased or (Sold)           Sale Price

Howard S. Breslow                               4/12/96                      10,000                 $0.03/share

                 (b)      No other person has the right to
receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

                 (c)      Not applicable.

ITEM 6.          Contracts, Arrangements, Understandings or
                 Relationships with Respect to Securities of the Issuer


                 None.


ITEM 7.          Material to be Filed as Exhibits

                 Exhibit A  - Agreement dated September 10,
1996, among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

                              Signature

                 After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date:  September 10, 1996
                                                   BWM
Investments


                                                   By: /s/ Howard
S. Breslow
     Howard S. Breslow, Partner

BRESLOW & WALKER


By: /s/ Howard S. Breslow
     Howard S. Breslow, Partner




ATTENTION:  INTENTIONAL MISSTATEMENTS OR
OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                           Exhibit A

                 AGREEMENT PURSUANT TO RULE 13d l(f)
                   OF THE SECURITIES AND EXCHANGE
COMMISSION


                 AGREEMENT, to be effective as of
September 10, 1996, among BWM INVESTMENTS, a
New York general partnership with its principal office at 14 Parkwood Lane, Dix, Hills, New York 11746, and
BRESLOW & WALKER, a New York general partnership with its principal office at 875 Third Avenue, New York, New York 10022.
                 WHEREAS, for convenience and
expediency, each party hereto desires to file the statements required by Section 13(d) of the Securities Exchange Act of 1934, as amended, jointly with all other parties hereto; and
                 WHEREAS, Rule 13D-1(f) promulgated by
the Securities and Exchange Commission requires that this Agreement be set forth in writing and filed with the Commission;
                 NOW THEREFORE, it is hereby agreed as
follows:
                 1. Each party hereto agrees that it will file all statements and reports required under Section 13(d) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, and all amendments of all such statements and/or reports, jointly with all other parties hereto.
                 2.       Any party hereto may hereafter
terminate this Agreement, with respect to itself only, by giving written notice thereof to all other parties hereto, and to CARDIAC SCIENCE, INC., the NASD, and the Securities and Exchange Commission. The withdrawal of any one or more parties shall not cause the termination of this Agreement with respect to the parties not giving notice of termination as aforesaid.
                 3.       Unless sooner terminated as provided
in paragraph 2 above, this Agreement shall be for a period of one (1) year from the date hereof, and shall be automatically renewable for successive one (1) year periods, unless terminated by any party, as to such party, on sixty (60) days notice.
                 4.       This Agreement may be executed in
counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

                 IN WITNESS WHEREOF, we have
executed this Agreement with the intention that it shall be binding upon us as of the day and year set forth above.


                                                   BWM
Investments


                                                   By: /s/ Howard
S. Breslow
     Howard S. Breslow, Partner


BRESLOW & WALKER


By: /s/ Howard S. Breslow
     Howard S. Breslow, Partner